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Exhibit 12.1

CREDIT SUISSE FIRST BOSTON (USA), INC. AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(In millions, except for ratio)

	For the three months ended March 31, 2004		For the Year Ended December 31,
			2003	2002		2001		2000		1999
Earnings:
Income (loss) before provision for income taxes(1)	$327		$569	$(481)		$(464)		$(1,786)		$740
Add: Fixed Charges
Interest expense (gross)	1,198		4,447	5,436		9,923		6,823		4,060
Interest factor in rents	38		148	153		185		116		53

Total fixed charges from continuing operations	1,236		4,595	5,589		10,108		6,939		4,113

Earnings before fixed charges and provision for income taxes	$1,563		$5,164	$5,108		$9,644		$5,153		$4,853

Ratio of earnings to fixed charges	1.26	(2)	1.12	0.91	(3)	0.95	(4)	0.74	(5)	1.18

(1)
Income (loss) from continuing operations before provision (benefit) for income taxes, minority interests, discontinued operations, extraordinary items and cumulative effect of change in accounting principle.

(2)
The ratio of earnings to fixed charges includes the increase in net revenues as a result of our consolidation under FIN 46R of certain private equity funds but excludes the offset that was recorded in minority interests.

(3)
The dollar amount of the deficiency in the ratio of earnings to fixed charges was $481 million for the year ended December 31, 2002.

(4)
The dollar amount of the deficiency in the ratio of earnings to fixed charges was $464 million for the year ended December 31, 2001.

(5)
The dollar amount of the deficiency in the ratio of earnings to fixed charges was $1.8 billion for the year ended December 31, 2000.

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  Exhibit 12.1